 February 18, 2025

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement relates to a special meeting of the shareholders of USA Mutuals All Seasons Fund and USA Mutuals Vice Fund, each a series of the Trust (the “Funds”), to (i) approve an investment advisory agreement between the Trust, on behalf of the Funds, and USA Mutuals Advisors, Inc. (the “Adviser”) due to a change of control in the Adviser, and (ii) ratify certain advisory fee payments made by the Funds to the Adviser.

If you have any questions or comments, please call Bibb L. Strench at (202) 973-2727 or me at (614) 469-3215.

Very truly yours,

/s/ Zeynep D. Kart

Zeynep D. Kart